

14048852

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ANNUAL AUDITED REPORT SEC
FORM X-17A-5 Mail Processing
PART III Section

MAR 04 2014

SEC FILE NUMBER
8- 66364

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**
Washington DC
405

REPORT FOR THE PERIOD BEGINNING_____01/01/13_____ AND ENDING_____12/31/13_____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maitland Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

1111 Douglas Avenue

                                                 (No. and Street)

Altamonte Springs   Florida   32714

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry M. Smith   (407) 869-9800

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC

                              (Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200   Winter Park   Florida   32789

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Barry M. Smith _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Maitland Securities, Inc. _____ , as

of December 31 _____ , 20 13 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President & Chief Compliance Officer

Title

Notary Public

CONNIE J. PEACOCK
Commission # EE 124713
Expires August 28, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.

Financial Statements
December 31, 2013



CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

MAITLAND SECURITIES, INC.

Table of Contents

Year Ended December 31, 2013



Carr, Riggs & Ingram, LLC
1031 West Morse Blvd., Ste 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Maitland Securities, Inc.
Altamonte Springs, Florida

Report on Financial Statements
We have audited the accompanying financial statements of Maitland Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows, and the related notes to the financial statements for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maitland Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carver Riggs & Ingram LLC

Orlando, Florida
February 28, 2014

MAITLAND SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash and cash equivalents	$	19,469
Commissions receivable		12,390
Prepaid expenses		2,044
Deferred tax asset		2,018
Total assets		35,921

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities

	9,114

Shareholder's equity

Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	33,900
Accumulated deficit	(7,193)
Total shareholder's equity	26,807

Total liabilities and shareholder's equity	$	35,921

MAITLAND SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2013

Revenue

Limited partnership & REIT commission	$	69,964
Mutual fund commissions		4,833
Interest and dividends		46
Total revenues		74,843

Expenses

Commissions	51,963
Regulatory expenses	11,782
Other operating expenses	7,184
Total expenses	70,930

Income before benefit from income taxes		3,913
Benefit from income taxes		2,018
Net income	$	5,931

MAITLAND SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2013

| | Common stock | | Additional | Accumulated | |
	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2013	10,000	$ 100	$ 23,900	$ (13,124)	$ 10,876
Capital contributions/dividends	-	-	10,000	-	10,000
Net income for the year ended December 31, 2013	-	-	-	5,931	5,931
Balances, December 31, 2013	10,000	100	$ 33,900	$ (7,193)	$ 26,807

MAITLAND SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities

Net income	$	5,931
Adjustments to reconcile net income to net cash used by operating activities:		
Deferred tax asset		(2,018)
Changes in operating assets and liabilities:		
Increase in commissions receivable		(12,390)
Increase in prepaid expenses		(1,790)
Increase in commissions payable		9,114
Total adjustments		(7,084)
Net cash used by operating activities		(1,153)

Cash flows from financing activities

Change in due to affiliates	(1,800)
Capital contributions	10,000
Net cash provided by financing activities	8,200

Net increase in cash and cash equivalents		7,047
Cash and cash equivalents at beginning of year		12,422
Cash and cash equivalents at end of year	$	19,469

MAITLAND SECURITIES, INC.

Notes to Financial Statements

Year Ended December 31, 2013

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - Maitland Securities, Inc. (the "Company") was incorporated on July 14, 2003 under the laws of the State of Florida. The Company was formed to engage in sales of mutual funds, variable annuities, and limited partnership interests sponsored by third parties ("Product Sponsors") or venture capital business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

COMMISSIONS RECEIVABLE – Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2013.

REVENUE RECOGNITION – The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

INCOME TAXES - The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMPUTATION OF CUSTOMER RESERVE - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

MAITLAND SECURITIES, INC.

Notes to Financial Statements

<u>Year Ended December 31, 2013</u>

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2013, the Company had excess net capital of $12,789 and a net capital ratio of .51 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

In 2009, the Company entered into an agreement with a related party to provide various administrative services to Maitland Securities, Inc. The agreement can be terminated by either party at any time with thirty days' notice. For the year ended December 31, 2013, approximately $1,166 was paid for these services.

NOTE 4 – INCOME TAXES

The components of income tax benefit for the year ended December 31, 2013 are as follows:

Federal income tax:		
Current	$	-
Deferred		1,454
		1,454
State Income tax:		
Current		-
Deferred		564
		564
	$	2,018

The components of the net deferred tax asset as of December 31, 20133 are as follows:

Deferred tax asset	$	2,018
Deferred tax liability		-
Valuation allowance		(2,018)
Total	$	-

The valuation allowance decreased by $2,799 during the year ended December 31, 2013.

The provision for income taxes differs from the amount that would result from applying the statutory rate primarily due to the deferred tax asset not being allowed for in the current year. At December 31, 2013, the Company had an operating loss carry forward of approximately $8,200 that may be offset against future federal and state taxable income. The carry forwards expire through 2032 for federal and state purposes.

MAITLAND SECURITIES, INC.

Notes to Financial Statements

Year Ended December 31, 2013

NOTE 5 - LIABILITY SUBORDINATED TO THE CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2013.

NOTE 6 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

NOTE 7 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosure in the Company's footnotes.

NOTE 8 – LEGAL CONTINGENCIES

Management of the Company is not aware of any litigation that might result in a loss or future obligation to the Company as of December 31, 2013 and there were no claims settled in 2013. In addition, management is not aware of any claims as of February 28, 2014, the date the financial statements were approved and authorized for issue by management.

SUPPLEMENTARY INFORMATION

MAITLAND SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commisison

December 31, 2013

Total shareholder's equity	$	26,807
Deductions		
Non-allowable assets:		
Commissions Receivable		12,390
Less: related commissions payable		(7,434)
Prepaid expenses		2,044
Deferred tax asset		2,018
Net capital	$	17,789
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)		
Net capital, as reported in Company's Part IIA FOCUS report	$	17,789

MAITLAND SECURITIES, INC.

Computation of Aggregate Indebtedness Under Rule 17a-5 of the

Securities and Exchange Commission

December 31, 2013

Due to affiliate and aggregate indebtedness	$	9,114
Ratio of aggregate indebtedness to net capital		51.23%



Carr, Riggs & Ingram, LLC
1031 West Morse Blvd., Ste 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Maitland Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of Maitland Securities, Inc., (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
February 28, 2014



CARR
RIGGS &
INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Blvd., Ste 200
Winter Park, Florida 32789
(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING
AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

Board of Directors
Maitland Securities, Inc.
Altamonte Springs, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Maitland Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Maitland Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Maitland Securities, Inc.'s management is responsible for Maitland Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries on the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

Orlando, Florida
February 28, 2014

14

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
066364   FINRA   DEC
MAITLAND SECURITIES INC   13*13
1111 DOUGLAS AVE
ALTAMONTE SPRINGS FL 32714-2033
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 175.03

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

           Date Paid

   C. Less prior overpayment applied   (146.73)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 28.30

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 28.30

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maitland Securities, Inc.
(Name of Corporation, Partnership or other organization)

Barry M. Smith   (Authorized Signature)

Dated the 27th day of January , 20 14 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 74844

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4833

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   4833

2d. SIPC Net Operating Revenues $ 70011

2e. General Assessment @ .0025 $ 175.03

(to page 1, line 2.A.)

2